CABOT OIL & GAS CORPORATION

1200 Enclave Parkway

Houston, Texas 77077

(281) 589-4600

November 6, 2007

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Date of Response to SEC Staff Comments for the Cabot Oil & Gas Corporation 2006
Form 10-K filed February 28, 2007, File No. 001-10447

Dear Mr. Skinner:

This letter is to confirm our conversation on Monday, November 5, 2007 with Mr. Ryan Milne regarding Cabot Oil & Gas Corporation’s request to extend the proposed date to file its response to the SEC’s comment letter dated October 30, 2007. As discussed, Cabot intends to file its response on or before Friday, November 30, 2007. If you have any questions or require additional information regarding this submission, you may contact the undersigned at (281) 589-4848 or Scott Schroeder at (281) 589-4993.

Sincerely,

/s/ Henry C. Smyth

Henry C. Smyth Principal Accounting Officer Vice President, Controller and Treasurer

Cc:	Roger Schwall, United States Securities and Exchange Commission
Ryan Milne, United States Securities and Exchange Commission
James Murphy, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts LLP
Mr. Stephen Parker, PricewaterhouseCoopers LLP